UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpt from Securities Report Filed in Japan

This document is an English translation of the material information included in the Securities Reports filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 29, 2011.

The Securities Report is prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2010 and the other reports filed or submitted by MUFG to the SEC.

Risks relating to our business

We have described below the major matters that we believe may have a material impact on your investment decision with respect to risks to our business, as well as other risks. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of this annual securities report.

1.	Risks relating to our recently completed and planned investments and capital alliance

As part of our strategic effort to create a global leading comprehensive financial group that offers a broad range of financial products and services, we make investments and enter into capital alliances.

We may continue to make investments and enter into capital alliances. However, our investments and capital alliances may be dissolved or we may not achieve the synergies or other results that we expected because of unexpected changes in the industries our investees belong to, changes in the laws and regulations or accounting standards that relate to our investees, stagnation of the economy and changes to the strategies or financial condition of our investees. Such circumstances may adversely affect our business strategies, financial condition and results of operations.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

In addition to our holdings of Morgan Stanley’s common stock and preferred stock (which represent approximately 20% of the voting interest in Morgan Stanley on a fully diluted basis and which, as a result of the expected voluntary conversion of preferred stock into common stock described in (2) below (the “Conversion”), will increase to approximately 22.4%), we have entered into a strategic alliance with Morgan Stanley to jointly manage a securities business joint venture in Japan, and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance through the Conversion, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies do not go as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we made a large investment in Morgan Stanley and own Morgan Stanley’s common and preferred stock as described above, we are, and will remain following the Conversion, a non-controlling shareholder, and we cannot control Morgan Stanley’s business nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we will further incur substantial investment losses and it may damage our reputation.

(2)	Agreement to convert preferred stock

In April 2011, we entered into an agreement with Morgan Stanley to convert the convertible preferred stock issued to us by Morgan Stanley into shares of Morgan Stanley common stock. Following the Conversion, we expect to hold approximately 22.4% of the voting rights in Morgan Stanley and intend to further strengthen the strategic alliance with Morgan Stanley.

The Conversion is subject to certain conditions, including completion of required procedures in certain jurisdictions. If the Conversion fails to occur because these procedures are not completed as expected or for any other reason, we may not be able to strengthen our strategic alliance with Morgan Stanley as planned.

(3)	Effects of equity method of accounting

Following the Conversion, we expect to hold approximately 22.4% of the voting rights in Morgan Stanley and appoint a second representative to Morgan Stanley’s board of directors. In addition, following the Conversion, Morgan Stanley is expected to become an affiliate of ours accounted for under the equity method.

As a result of Morgan Stanley becoming an equity-method affiliate, Morgan Stanley’s results of operations will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio will be recognized as income or loss from investments in affiliates in our statements of income.

3.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities. If stock prices decline, our portfolio of securities will incur impairment losses or valuation losses, which will adversely affect our financial condition and results of operations and may also decrease our capital ratios.

4.	Risks relating to our lending business

(1)	Status of our problem loans

Since our inception in 2005, our outstanding balance of problem loans had decreased gradually, but because of the impact of the recession after the “Lehman Shock” in September 2008, it has increased in recent years. In the future, our problem loans and credit costs may increase further because of deterioration of domestic and foreign economies, declines in real estate and stock prices, changes in the financial condition of our borrowers or in the global economic environment and other factors, which will adversely affect our financial condition and results of operations and may result in a decrease in our capital ratios.

(2)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of the collateral provided and the economy as a whole. Our actual loan losses may be different from the assumptions and estimates made at the time of the provision for credit losses, causing our actual loan losses to be significantly larger than our allowance. This may result in situations where our allowance is insufficient. In addition, because of a deterioration of the economy in general, we may be required to change the assumptions and estimates that we initially made, and a decrease in the value of collateral or other unforeseen reasons may require us to increase our provision for credit losses.

(3)	Status of troubled borrowers

We have borrowers that are experiencing financial difficulties. Some of these borrowers are rehabilitating their businesses through legal proceedings or voluntary restructurings (e.g., Turnaround ADR (alternative dispute resolution)) that include debt forgiveness.

This has adversely affected our problem loan issue. If the borrowers are not successful in their rehabilitation because of the deterioration in the economy, heightened competition in the borrowers’ industry or the termination of or decrease in support provided by other creditors, they may become distressed again. If the financial distress that these borrowers face or other problems continue or expand or we are required to forgive our debt, our credit costs will increase and this may adversely affect our problem loan issue.

(4)	Our response to borrowers

Even if a borrower defaults, based on the efficiency and effectiveness of collecting and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans would increase significantly, our credit costs may increase and the stock price of the additional equity purchased may decline.

(5)	Difficulty in exercising our rights with respect to collateral

Because of the illiquidity and decreases in prices in the real estate market and the decreases in prices of securities, we may not be able to monetize the real estate and securities that we hold as collateral or enforce our rights on these assets as a practical matter.

(6)	Other factors that can affect our problem loan issues

	If interest rates rise in the future, the resulting decrease in the price of the bonds we hold, including Japanese government bonds, change in our credit spread or increase in problem loans from borrowers that cannot bear the increase in interest payments may adversely affect our financial condition and results of operations.

‚	Significant fluctuations in foreign exchange rates could result in increases in costs, decreases in sales, impairment losses on foreign exchange derivatives (such as currency options) and other adverse financial consequences affecting our borrowers’ results of operations, as well as borrowers losing financial resources to settle such derivative transactions. In such case, our problem loans could increase, which increase could adversely affect our financial condition and results of operations.

ƒ	If our problem loans increase, mainly from borrowers facing increases in costs, including purchasing and exporting costs due to increases in raw material prices like oil and steel, who cannot add these additional costs to their final sales price, this may adversely affect our financial condition and results of operations.

„	Declining asset quality and other financial problems may still continue to exist at some domestic financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these domestic financial institutions continue, worsen or arise, this may lead to liquidity and solvency problems for them and may adversely affect us for the following reasons:

•

financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, it may cause these borrowers to become distressed or our problem loans to these borrowers to increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•	we are shareholders of some financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, it may adversely affect our competitiveness against them;

•	deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors or adversely affect the overall environment for financial institutions; and

•	negative media coverage of the banking industry, regardless of its accuracy and applicability to us, may harm our reputation and trust.

5.	Risks relating to our trading and investment activities

We undertake extensive trading and investment activities involving a variety of financial instruments, including derivatives. As a result, our financial condition and results of operations are subject to the risks relating to these activities. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and equity and debt market prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio, including our significant holding of Japanese government bonds. Appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sale or impairment losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities, by separating market risk into “general market risk” and “specific risk”. General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which changes separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our market risk exposure.

6.	Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If the Japanese yen fluctuates, the Japanese yen translation amount for a substantial portion of the transactions by UnionBanCal Corporation (including its bank subsidiary, Union Bank, N.A.), or UNBC, a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

7.	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our treasury operations and other aspects of our business. In the event of a downgrade of our credit ratings, our treasury business unit may have to accept less favorable terms in our transactions with counterparties or may be unable to enter into some transactions. A downgrade may also adversely affect our capital raising and funding activities. If the events described above occur, this will adversely affect the profitability of our treasury and other operations and adversely affect our financial condition and results of operations.

8.	Risks relating to failures to achieve certain business plans or operating targets

We have been implementing various business strategies in order to strengthen our profitability. However, these strategies may not succeed or produce the results we initially anticipated, or we may have to change the business strategy itself because of various factors, including:

•	there is no increase in volume of loans made to our significant borrowers;

•	there is no increase in profit margins from our existing loans;

•	the increase in fee revenues that we are aiming to achieve does not produce the results we expected because of competitive pressures or the market environment;

•	our strategy to improve efficiencies by reducing costs does not proceed as expected;

•

customers and business opportunities are lost because of delays in integrating and reorganizing our businesses (including integrations and reorganizations to be implemented in the future) caused by delays in our internal decision-making and changes in the market environment;

•

the costs associated with integrating and reorganizing our businesses (including integrations and reorganizations to be implemented in the future) are higher than we anticipated, or our strategy to increase efficiency through such integrations and reorganizations takes longer than anticipated;

•	the system integration associated with such integrations and reorganizations (including integrations and reorganizations to be implemented in the future) does not proceed smoothly; and

•

our investees encounter financial and operational difficulties, they change their strategies, or they decide that we are no longer an attractive alliance partner, and as a result, they no longer desire to be our partner or they terminate the alliance, or the alliance with an investee is terminated due to deterioration in our financial condition.

9.	Risks accompanying the expansion of our operations and the range of products and services

We are expanding the range of our business operations into areas beyond our traditional banking business to the extent permitted by applicable laws and regulations and other conditions. We are also significantly expanding the range of our business operations, including that of our subsidiaries and affiliates, through integration. As we expand the range of our business operations, we will be exposed to new and increasingly complex risks. There may be cases where our experience with the risks relating to such expanded business operations is non-existent or limited. With respect to volatile market-related business operations, while profits can be expected on the one hand, there is a risk of incurring losses on the other. With respect to such expanded business operations, if we do not have appropriate internal control and risk management systems in place and also do not have sufficient capital commensurate with these risks assumed, our financial condition and results of operations will be adversely affected. Furthermore, if the expansion of our business operations does not proceed as expected, or if the profitability of such business operations is adversely affected by intense competition, we may not succeed in our efforts to expand our range of business operations.

10.	Risks relating to the exposures to emerging market countries

We are active in countries in Asia, Latin America, Central and Eastern Europe, the Middle East and other emerging market countries through a network of branches and subsidiaries and are exposed to a variety of credit and market risks associated with these countries. For example, further depreciation of local currencies in these countries may adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers in these countries are often denominated in US dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies so depreciation of the local currency may make it difficult for borrowers to pay their debts to us and other lenders. In addition, some of these countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. If these issues and related issues result in limited credit availability, it will adversely affect economic conditions in some countries and cause further deterioration of the credit quality of borrowers and banks in those countries, and as a result, it may cause us to incur losses.

In addition, in each country and region, we are exposed to risks specific to that country and region and risks that are common, which may cause us to incur losses or suffer other adverse effects.

11.	Risks relating to UNBC

Any adverse changes to the business or management of UNBC, one of our major subsidiaries, may further affect our financial condition and results of operations. Factors that may negatively affect UNBC’s financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, particular in California, uncertainty over the US economy, the threat of terrorist attacks, fluctuating prices of natural resources including oil, rising interest rates, restrictions due to US financial regulations, losses from litigation, credit rating downgrades and decline in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance system at UNBC and its subsidiaries.

12.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment or “minashi bensai,” under the Law Concerning Lending Business, have made a borrowers’ claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law even easier, and as a result, there has been a significant increase in these claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business gradually came into effect, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, the amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry remains severe, resulting in a large number of consumer finance companies, including major consumer finance companies, failing. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

13.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

Despite some signs of improving trends in the global economy from the recent financial crisis and recession that originated in the United States and Europe, the economies of developed countries continue to suffer from high unemployment rates, financial deflation and other structural issues. Additional sources of concerns over the global economy have also emerged, including the excessively rapid economic growth and increasing inflationary pressure in developing countries. If global economic conditions deteriorate back into a recession, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may limit the availability of credit. Furthermore, the further decline in the market prices of these securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

Governments and central banks of each country are implementing or considering various policies to stabilize their economies, but the Japanese and global financial markets and economy may deteriorate. In addition, the Japanese and global business environment may deteriorate more than what we currently expect, and as a result, our financial condition and results of operations may worsen.

In addition, a significant portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of operations. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, there are ongoing discussions on reviewing such treatment by international associations that establish accounting principles. If the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

14.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

If external factors such as wars (including serious political instability), terrorist activities, natural disasters (including major health epidemics like influenza A (H1N1)), among other events, cause material disruptions to social infrastructures, result in direct damage to our operation centers and system centers, or otherwise hinder normal business operations, all or some of our business operations may be suspended.

With respect to natural disasters, we are especially exposed to the risk of earthquakes. We strive to develop backup measures and contingency plans to address these risks, but we may not be able to address or prepare adequately for all possible scenarios. Furthermore, the operations of our branches and offices, ATMs, and other facilities may be disrupted by the planned power outages, electricity saving measures, and other measures in response or events subsequent to after the massive earthquake in northeastern Japan in March 2011.

In addition, any of the foregoing factors could result in a downturn in the economy, deterioration of the financial condition of our borrowers, declines in stock prices and other adverse consequences, which could in turn result in increases in our problem loans and credit costs or our recording impairment or valuation losses on the financial instruments we hold.

If any of the foregoing events occurs, our business, financial condition and results of operations may be adversely affected.

15.	Risks relating to our systems

Our information and communications systems constitute a critical part of our business operations. We rely on these systems to provide our customers with services through the Internet and ATMs and also as the foundation of our business operations and accounting system. In addition to the external factors such as wars (including serious political instability), terrorist activities, natural disasters (including major health epidemics like influenza A (H1N1)) and other events, human errors, accidents, power loss, hacking, computer viruses and defects in services provided by communications service providers may also cause failures or breakdowns of the information and communications systems. Such failures or breakdowns, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, subject us to administrative sanctions, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

16.	Risks relating to competitive pressures

In recent years, the Japanese financial system has been deregulated significantly and as a result, competition has increased. In addition, there have been large integrations in the Japanese financial industry, and this trend may continue in the future and may further increase competition. In addition, current and future discussions on global financial regulatory reforms may result in reforms that lead to changes in the competitive environment for financial institutions. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

17.	Risks of receiving potential claims or sanctions regarding unfair or inappropriate practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations may lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, which may adversely affect our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives. Furthermore, failure to take necessary corrective action with respect to the orders to improve business operations mentioned above in a timely manner, or the discovery of violations of law in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, may result in further regulatory action.

18.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations and associated regulatory risks (including the effects of changes in laws, regulations, accounting standards, policies, customary business practices, interpretations and financial policies in Japan and other regions where we operate). Future changes in laws, regulations, accounting standards, policies, customary business practices, interpretations, financial policies and other policies, and situations arising as a result of such changes may adversely affect the execution of our business operations and results of operations. However, the type, substance and extent of the impact of any regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

19.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the US Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

US law generally prohibits or limits US persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by US governmental entities and US institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain US governmental entities, US institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

In July 2010, the U.S. government enacted new legislation designed to limit economic and financial transactions with Iran. Furthermore, since September 2010, the Japanese government has implemented a series of measures under the Foreign Exchange and Foreign Trade Law, such as freezing the assets of designated financial institutions and others that could contribute to Iran’s nuclear activities. We have modified our policies and procedures in accordance with the new Japanese regulatory requirements. There remains a risk of potential U.S. regulatory action against us, however, if U.S. regulators perceive the modifications not to be in compliance with applicable regulations.

20.	Risks relating to our capital ratios

(1)	Capital ratio requirements and adverse factors

Since the fiscal year ended March 31, 2007, we have been subject to and calculated our capital ratios in accordance with the new Basel Agreement, Basel II. Since we have international operations, our consolidated capital ratios are subject to the minimum ratio of 8% under the capital adequacy guidelines adopted by the Financial Services Agency of Japan for bank holding companies (the Financial Services Agency of Japan Public Notice No. 20 released in 2006). In addition, since our bank subsidiaries, BTMU and Mitsubishi UFJ Trust and Banking Corporation, have international operations, their consolidated and non-consolidated capital ratios are subject to the minimum international standard ratio of 8% on a consolidated and non-consolidated basis under the capital adequacy guidelines adopted by the Financial Services Agency of Japan for banks (the Financial Services Agency of Japan Public Notice No. 19 released in 2006).

If our or our subsidiary banks’ capital ratios fall below required levels, the Financial Services Agency of Japan will require us to take a variety of corrective actions, including the suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the capital adequacy rules of various foreign countries, including the United States, and if their capital ratios fall below the required levels, the local regulators will require them to take a variety of corrective actions.

Factors that will affect our capital ratios, including the capital ratios of our bank subsidiaries, include:

•

increases in credit risk assets and expected losses we and our bank subsidiaries incur because of fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities;

•	increase in credit costs that may result because of dispositions of problem loans by us or our banking subsidiaries or deterioration in the creditworthiness of our or our bank subsidiaries’ borrowers;

•	declines in the value of our or our banking subsidiaries’ securities portfolios;

•	changes in the capital ratio requirements or in calculation methods of banks’ or bank holding companies’ capital ratios;

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets;

•	difficulty in refinancing outstanding subordinated debt obligations with subordinated debt obligations with similar terms and conditions;

•	adverse changes in foreign currency exchange rates; and

•	other adverse developments discussed in this risk section.

(2)	New regulations

The Basel Committee on Banking Supervision announced new global capital and liquidity standards for financial institutions as part of its comprehensive set of reform measures (“Basel III”) developed in response to the recent global financial crisis. It is expected that new regulatory requirements under the announced standards will likely be more stringent than those currently applicable to financial institutions and will be implemented in phases from 2013.

(3)	Deferred tax assets

Under the capital adequacy guidelines discussed above, there is a limit to the amount of deferred tax assets that can be treated as capital for Tier 1 purposes when calculating capital ratios. If the amount of deferred tax assets that we or our bank subsidiaries can include as capital for Tier 1 purposes is reduced because of this limit, it may decrease our and our bank subsidiaries’ capital ratios.

Under current Japanese accounting rules, tax benefits that are expected to be realized in future periods are permitted under certain conditions to be recorded as deferred tax assets. The calculation of deferred tax assets is based on various estimates and assumptions, including estimates and assumptions relating to future taxable income, and thus actual results may be different from our estimates and assumptions. Even if the amount of deferred tax assets that can be treated as capital is not limited by the capital adequacy guidelines discussed above, if it is determined, based on our estimates and assumptions of future taxable income, that we or our bank subsidiaries cannot utilize a part of or all of our deferred tax assets, our deferred tax assets will be reduced, and as a result, this will adversely affect our financial condition and results of operations as well as decrease our capital ratios.

(4)	Subordinated debt obligations

Subordinated debt obligations that satisfy certain requirements may be included as capital for Tier 2 and Tier 3 purposes when calculating capital ratios (subject to limitations). Depending on market conditions, we may not be able to refinance outstanding subordinated debt obligations with subordinated debt obligations with comparable terms and conditions at their maturity. If such circumstances arose, our and our bank subsidiaries’ capital would be reduced and our and our bank subsidiaries’ capital ratio would be decreased.

21.	Risks relating to our pension plans

If the fair value of our pension plan assets declines or our investment return decreases, or if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations are based, we may incur losses. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the annual funding costs.

22.	Risks relating to our capabilities to protect confidential information

We are required to appropriately handle customer information in accordance with the Banking Law and the Financial Instruments and Exchange Law of Japan. In addition, as an institution possessing personal information, we are required to protect personal information in compliance with the Personal Information Protection Law of Japan.

In the event that customer information or our confidential information is improperly accessed by an employee or an outsider and leaked, or such information is misused, we will be subject to administrative sanctions and we may also be subject to direct losses such as compensation for customers who suffer economic losses and emotional distress. In addition, news coverage of such an incident will expose us to reputational risk and, by negatively affecting our business environment such as by losing our customers’ and the market’s trust, it may adversely affect our business, financial condition and results of operations.

23.	Risks relating to our reputation

Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged because of various causes, including compliance failures, employee misconduct, failure to properly address potential conflicts of interest, litigation, system problems, the actions of customers and counterparties over which we have limited or no control, and inappropriate customary practices and abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these causes, we would lose existing or prospective customers and investors, and our business, financial condition and results of operations may be adversely affected.

24.	Risks relating to retaining qualified employees

We aim to hire and retain highly skilled personnel and train them, but if we cannot hire and retain the personnel that we need or train them, it may adversely affect our operations and operating results.